

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

February 14, 2008

Ms. Tsippy Moldovan
Chief Financial Officer and Director
Defense Industries International, Inc.
8 Brisel Street
Industrial Zone Sderot 87711
Israel

      Re: **Defense Industries International, Inc.**
            Form 10-KSB/A for Fiscal Year Ended December 31, 2006
            Filed October 29, 2007
            Forms 10-QSB for Fiscal Quarters Ended
            March 31, 2007, June 30, 2007 and September 30, 2007
            File No. 0-30105

Dear Ms. Moldovan:

      We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

                Sincerely,

                William Thompson
                Branch Chief